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Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth (in thousands) our ratio of earnings to fixed charges for each of the periods shown on a combined basis for the Predecessor periods and on a consolidated basis for the Successor periods. For purposes of determining the ratio of earnings to fixed charges, earnings are defined as (loss) earnings from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness, amortization of debt discount, amortization of debt issuance costs and an interest factor attributable to operating leases.

					COMBINED
	CONSOLIDATED				Year ended June 30,
				Period from November 5, 2010 to December 31, 2010	Period from July 1, 2010 to November 4, 2010
	Year ended December 31,
	2013	2012	2011			2010	2009
	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
(Loss) earnings before income taxes	$(24,144)	$(52,841)	$(29,373)	$(30,366)	$24,852	$90,302	$74,186
Add: Fixed charges (from below)	48,153	49,092	48,239	7,465	19	71	112

(Loss) earnings as defined	$24,009	$(3,749)	$18,866	$(22,901)	$24,871	$90,373	$74,298

Fixed charges:
Interest expense	43,716	44,828	44,257	6,865	—	—	—
Amortization of debt discount	2,722	2,529	2,354	352	—	—	—
Amortization of debt issuance costs	1,586	1,530	1,482	216	—	—	—
Estimated interest factor from rental expense	129	205	146	32	19	71	112

Total fixed charges	$48,153	$49,092	$48,239	$7,465	$19	$71	$112

Ratio of earnings to fixed charges(1)	—	—	—	—	1,321.9x	1,281.5x	661.2x

(1)
The ratio of earnings to fixed charges is computed by dividing (loss) earnings from operations plus fixed charges by fixed charges. For the years ended December 31, 2013, 2012 and 2011 there was a deficiency in the amount of earnings to fixed charges of $24.1 million, $52.9 million and $29.4 million, respectively.

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  Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES